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                            EXHIBIT - 5


            SOUTHERN UNION COMPANY SEEKS TO ENJOIN
      UNITED CITIES GAS COMPANY FROM FURTHER ACTIONS TO
              MERGE INTO ATMOS ENERGY CORPORATION



AUSTIN, TEXAS (August 20, 1996) -- Southern Union Company (NYSE:SUG) announced today that it has filed suit against United Cities Gas Company (NASDAQ:UCIT), its Board of Directors and cer-tain of its Executive Officers in U.S. District Court for the Middle District of Tennessee (Nashville Division) with respect to United Cities' sale by merger into Atmos Energy Corporation (NYSE:ATO). Southern Union alleges that United Cities' Board and Officers failed to exercise their fiduciary duties properly in approving the proposed merger with Atmos. Southern Union seeks preliminary and permanent injunctive relief against United
Cities: (1) to prevent its taking any further action to consum-mate the proposed merger until such time as the Board has properly exercised its fiduciary duties, and (2) to direct United Cities to provide Southern Union with confidential information in order to provide Southern Union with the option of making an informed offer for United Cities. Southern Union is the owner of 854,300 common shares, or 6.5 percent of shares outstanding, of United Cities.

On August 6, 1996, United Cities and Atmos jointly filed a com-plaint with the Missouri Public Service Commission (MPSC) against Southern Union alleging that Southern Union's purchases of United Cities shares violated a Missouri utility regulatory statute. Their complaint seeks, among other things, a declaration by the MPSC that the purchases by Southern Union are null and void, and an order prohibiting Southern Union from making additional pur-chases of United Cities shares. Southern Union intends to defend vigorously against the United Cities and Atmos complaint before the MPSC.

Southern Union filed a complaint yesterday against United Cities in the U.S. District Court for the Eastern District (Southern Division) of Missouri seeking a declaratory judgment that Southern Union is entitled to all the usual and customary rights and privileges of ownership of its United Cities shares because the Missouri statute that is the basis of the United Cities/ Atmos complaint at the MPSC is not applicable to Southern Union's purchases of United Cities shares or otherwise is uncon-stitutional under the federal and Missouri constitutions.

Southern Union Company headquartered in Austin, Texas, dis-tributes natural gas to approximately 968,000 customers in Texas and Missouri through two divisions, Southern Union Gas and Missouri Gas Energy. Southern Union Gas serves approximately 497,000 in Texas (including cities of Austin, Brownsville, El Paso, Galveston and Port Arthur). Missouri Gas Energy serves approximately 471,000 customers in western Missouri (including the cities of Kansas City, St. Joseph, Joplin and Monett).